UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Submission of Matters to a Vote of Security Holders

Results of Extraordinary General Meeting of Shareholders

Innocoll AG (the "Company") held an Extraordinary General Meeting of Shareholders in Munich, Germany on December 4, 2014, at which all presented proposals passed. The shareholders of the Company voted on the proposals as follows:

Proposal	For	Against	Abstain
Management and supervisory board resolution on the authorization to grant subscription rights to members of the management board and employees of the Company and its subsidiaries in the framework of a stock option plan, and creation of contingent capital	1,326,218	65	0
Management and supervisory board resolution on the increase of the Authorized Capital III and articles amendment	1,310,702	15,581	0
Supervisory board resolution on the election of a supervisory board member	1,326,267	16	0
Management and supervisory board resolution on the increase of the Share Capital and exclusion of subscription rights and articles amendment	1,301,212	25,071	0

Each of the foregoing proposals are described in detail in the Company's report of foreign private issuer on Form 6-K, File No. 001-36565, filed with the U.S. Securities and Exchange Commission on October 22, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

	By:	/s/ Gordon Dunn
		Name:	Gordon Dunn
		Title:	Chief Financial Officer

Date: December 4, 2014